Exhibit 99.1

ABN 90 009 237 889

Appendix 4D

Interim Financial Report

For the Half-Year Ended

31 December 2014

(previous corresponding period: half-year ended 31 December 2013)

To be read in conjunction with the 30 June 2014 Annual Report.

In compliance with Listing Rule 4.2A

ABN 90 009 237 889

ASX/Media Release (ASX: PRR)

27 February 2014

Appendix 4D Interim Financial Report

Results for Announcement to the Market

Current Reporting Period – Half-year Ended 31 December 2014

Previous Reporting Period – Half-year Ended 31 December 2013

Revenues	Unchanged	—	to	—
Loss after tax attributable to members	Up	7.46%	to	($6,401,086)
Net loss for the period attributable to members	Up	7.46%	to	($6,401,086)

Dividends (Distribution)	Amount per Security	Franked Amount per Security
Final dividend	n/a	n/a
Previous corresponding period	n/a	n/a
Record date for determining entitlements to the dividend, (in the case of a trust, distribution)		n/a

Net Tangible Assets per Share (cents)
As at 31 December 2014	(0.08)
As at 31 December 2013	2.43

Explanation of the above information:

Refer to the Directors’ Report - Review of Operations.

Prima BioMed Ltd- Appendix 4D	Page 1

Directors’ Report

Your directors are pleased to provide the following half-year report on Prima Biomed Ltd and its subsidiaries (referred to hereafter as the Group or Prima or the Company) for the half-year ended 31 December 2014.

Directors

The following persons were directors of Prima during the whole of the half-year and up to the date of this report unless otherwise stated:

Ms Lucy Turnbull, AO (Non-executive Director and Chairman)

Mr Marc Voigt (CEO and Executive Director appointed on 9 July 2014)

Mr Matthew Lehman (CEO and Executive Director until 9 July 2014)

Mr Albert Wong (Non-executive Director and Deputy Chairman)

Dr Russell J. Howard (Non-executive Director)

Mr Pete A. Meyers (Non-executive Director and Chair of Audit Committee)

Review of Operations

During the first half of FY 2015 Prima underwent significant changes. In addition to a change of CEO and senior management, the mission of the company has been broadened towards a focus on immuno oncology based on a pipeline of immunotherapy technologies:

Acquisition of Immutep SA

On 12 December 2014 Prima finalised the acquisition of privately owned and venture capital backed French company Immutep SA (Immutep), a biopharmaceutical company in the rapidly growing field of immuno- oncology. The completion followed shareholder approval at the Company’s AGM on 14 November to increase its share placement capacity to fund the transaction.

The acquisition, which was announced in October 2014, followed a due diligence process conducted by Prima team members and with external advisors.

Immutep has three technologies in development. They are based on a specific target called lymphocyte activation gene 3 or LAG-3. Two of these technologies are partnered with Novartis and GlaxoSmithKline (GSK). Immutep’s most advanced product candidate IMP321 will be developed by the Prima group in the major markets.

IMP321 is a recombinant protein that could be used in conjunction with chemotherapy in the form of chemo- immunotherapy to amplify a patient’s immune response. The development of IMP321 is being conducted in conjunction with Eddingpharm, who licenced the rights for China and Taiwan.

Immutep’s other drug candidates include IMP701, an antagonist antibody that acts to stimulate T cell proliferation in cancer patients, licensed to CoStim (Novartis) and IMP731, a depleting antibody that removes T cells involved in autoimmunity, licensed to GSK.

In addition to these products Immutep also has a dedicated R&D laboratory outside Paris with other research candidates in development.

The fair value of the consideration paid by Prima for the acquisition was $26,275,569.

Prima made an upfront cash payment of $15,772,737 with the remaining cash component of $5,707,836 partly payable on the achievement of predetermined milestones and partly subject to the satisfaction of warranty retention arrangements.

Prima also issued $2,593,958 worth of Prima ordinary shares, which are subject to trading limitations, to Immutep shareholders; and issued 200M warrants with a fair value of $2,201,038, which expire after four years. Some of these warrants are only exercisable twelve months from the date of completion subject to the achievement of a predetermined milestone.

Prima BioMed Ltd- Appendix 4D	Page 2

Director’s Report (continued)

IMP321 development

Immutep’s lead product IMP321 (a LAG-3Ig fusion protein) works by binding to a receptor on antigen presenting cells (APC’s) such as dendritic cells to activate them. The APC’s are important for showing cancer antigens to T cells and activating them to destroy cancer cells. IMP321 is a first-in-class APC activator.

Prima plans to further clinically develop IMP321 in the chemoimmunotherapy combination in metastatic breast cancer (mBC) based on an existing scientific advice from EMA. Previous trials in mBC have been encouraging with a 50% response rate in 30 patients treated with IMP321 plus paclitaxel. In addition a pilot study in a combination therapy with a checkpoint inhibitor and IMP321 is planned.

CVac™ Development

CVac, Prima’s cell therapy product candidate, is in Phase II clinical trials for the treatment of adenocarcinomas including ovarian and pancreatic cancer. It is based on autologous dendritic cells, pulsed with a tumour-specific antigen (mucin 1/MUC 1) coupled to oxidized mannan as an adjuvant. It stimulates the patient’s own immune system to target and destroy tumour cells.

Prima’s CAN-003 trial with 63 ovarian cancer patients investigated CVac treatment in two different patient populations: patients in first and patients in second remission. Final analysis of median progression free survival (PFS) indicated that CVac treated patients demonstrated a clinically significant improvement of approximately 8 months, compared to standard of care for epithelial ovarian cancer patients in remission after second-line treatment (the CVac arm and the comparator arm each contained 10 subjects). The magnitude of the increase in PFS, as well as the extended duration of the PFS intervals, in the second remission patient group are very compelling signals. In first remission no significant difference was observed.

In November 2014, Prima announced updated interim Overall Survival (OS) data from the CAN-003 trial. It reported that while the median OS for standard of care patients in second remission had been reached at 25.53 months, the median for the CVac second remission treatment arm had still not been observed after 36 months. The interim data suggests that those patients receiving CVac are demonstrating a clinical benefit in OS of greater than 10 months. This patient group is still under observation in terms of OS data with final data expected around mid-2015.

Prima significantly modified its CAN-004 clinical trial at the end of 2013. Following regulatory approval in some countries for these amendments, recruitment for a larger randomised, open-label Phase II trial (CAN-004B) of CVac versus standard of care in epithelial ovarian cancer patients in remission after second line therapy commenced in 2014 with a number of clinical sites activated primarily in Eastern Europe. First line remission patients were allowed to continue on the CAN-004 study (CAN 004A) but with OS as the primary endpoint.

The CAN-301 pilot trial in pancreatic cancer was initiated in December 2014 and was planned to be conducted in Bulgaria, Germany and Poland with up to 40 patients to be enrolled.

A strategic review of the clinical program commenced in late 2014. The recruitment of second remission ovarian cancer patients has taken significantly longer than forecasted due to prolonged clinical and regulatory approvals and the limited availability of platinum-sensitive second remission ovarian cancer patients in some of these countries. At current rates, the Company believes the timeframe for generating sufficient data in this indication will be considerably longer and more expensive than planned. Based on this and financial considerations discussed below, the Board has determined that recruitment for CAN-004B and CAN-301 will cease with immediate effect. The most important mid-term milestone of CVac, the final analysis of the CAN-003 overall survival data, will take place in mid-2015 and will represent an important outcome for our partnering efforts.

The clinical development of autologous dendritic cell cancer vaccines such as CVac is complex and they are more costly to produce than most other biologicals such as IMP321. Biologicals like IMP321 offer greater commercial potential based on cost of goods alone.

As a small biotech company with limited cash resources, Prima needs to focus on developing immunotherapy treatments with the greatest commercial potential and most efficient path to commercialisation, especially when clinical trials might be performed without a partner. We believe that IMP321, both in combinations with chemotherapy or with an immune checkpoint inhibitor, provides the best possible opportunity and will therefore focus our ongoing investment in this product candidate.

Prima BioMed Ltd- Appendix 4D	Page 3

Director’s Report (continued)

This decision for portfolio reprioritisation has not been taken lightly and has been made with the best interests of shareholders and patients in mind; terminating recruitment for the CVac clinical program will significantly reduce the company’s annual cash outflows.

The clinical data derived from the CVac studies, especially from CAN-003, remain very encouraging and Prima will continue to seek to maximise the potential for CVac through third party partnerships. We will also assess opportunities for monetising our efficient manufacturing and logistics platform for cellular therapies.

The consolidation of the CVac clinical development program will allow Prima to focus on developing its IMP321 clinical trial program. LAG-3 related biologicals such as IMP321 are much more cost effective to produce and clinical trial designs for biologicals will be simpler where they can be added to existing standard chemotherapy regimens. Prima’s management believes that the timeframe for taking IMP321 through to commercialisation could be considerably shorter than for CVac.

Meanwhile Prima’s development partners GSK, Novartis and Eddingpharm will continue to fund the development of its LAG-3 based technologies in the markets for which they hold licence agreements.

LAG-3 is widely recognised within the industry as being one of the most important targets in immuno- oncology therapies, which are increasingly attracting the attention of global pharma companies.

After detailed consideration of the risk and opportunities across our product portfolio and supported by external expert advice, the Board is firmly of the view that focusing on the development of IMP321, a highly attractive immunotherapy treatment that has the potential to treat cancer sufferers including ovarian, pancreatic and metastatic breast cancer patients is the right and the most responsible course of action.

Manufacturing Operations

Through the course of 2014, Prima consolidated most of our manufacturing operations in Leipzig, Germany at the Fraunhofer Institute of Cell Therapy and Immunology.

Prima has spent considerable efforts continuously improving its manufacturing and logistics operations and the infrastructure that has been created is a valuable proprietary asset owned by the Company, independent of its use with CVac. This platform has been validated and optimized and creates a technology that could be applicable for use in many growing areas of immunotherapy including CAR T cells.

As part of its business development program in 2015, Prima will be showcasing the manufacturing platform to a number of companies in the cell therapy industry with a view to leveraging its expertise and creating value for shareholders independent from the CVac product itself.

Manufacturing of GMP grade IMP321 has taken place in China in the second half of calendar year 2014. Release of the material for clinical trials is expected in first half 2015. After a number of tests have been conducted on the material, it is expected clinical trials with IMP321 will commence prior to the end of calendar year 2015.

Corporate Development

On 9th July Prima appointed Marc Voigt as the new CEO of the company. Mr Voigt, Prima’s Chief Business Officer and Chief Financial Officer, replaced US based Matthew Lehman.

Following the acquisition of Immutep, Prof Frédéric Triebel joined the company as new Chief Scientific and Chief Medical Officer. He originally developed the LAG-3 technology and was its founder and Scientific and Medical Director. He is an eminent scientist in the field of cancer immunotherapy as well as an oncologist.

Prima BioMed Ltd- Appendix 4D	Page 4

Director’s Report (continued)

Financial

The transformational acquisition of Immutep S.A. resulted in a reduction in cash and term deposits to

$5,732,067 in the first half of financial year 2015. In October 2014, Prima entered into an investment agreement with the Bergen Global Opportunity Fund, LP (Bergen). Under the agreement, Bergen subscribed to a 36-month interest-free convertible security in the amount of $2,833,000 and could invest in the range of $438k (US$360k) and $1.8m (US$1.5m) per month in monthly tranches, dependent on meeting certain conditions. Bergen was also issued 19,800,000 options and has been issued with 17,800,000 shares as security over the investment agreement. For the period ended 31 December 2014, the company has raised $2,833,000 in convertible notes and $1,555,952 in equity funding.

Management and the Board have initiated a number of courses of action to improve the short to medium term liquidity of the company, all of which they believe have a reasonable prospect of being successful. In addition to undertaking capital raising initiatives and assessing alternative financing opportunities, the company has commenced a strategic review and has initiated a number of cost reduction measures that will immediately reduce its future expenditure on certain clinical trials.

The company has benefited from cash grants of $777,536 from the Australian R&D tax incentive program (received in January 2015) and grants from the Saxony Development Bank in Germany. The reduction in the grants received during the period compared to last year is commensurate with the reduction in the R&D expenditure during the same period last year. The Saxony Development Bank grant expired in December 2014.

Our R&D expenditure arises from contracts with Contract Research Organisations (CROs), Contract Manufacturing Organisations (CMOs) and clinical investigators. As a result of ceasing the recruitment and consolidation of the CVac clinical development programs, Prima will be able to significantly reduce R&D expenditure whilst further developing R&D in relation to assets acquired in the Immutep acquisition.

Performance Rights were granted as Long Term Incentives (“LTIs”) and Short Term Incentives (“STIs”) used under the Executive Incentive Plan as follows:

•	26,715,686 of Performance rights are granted as LTIs subject to meeting vesting conditions of total shareholder return criteria being achieved and continued employment till 1 October 2017 for 75% of these LTIs and till 1 October 2018 for 25% of these LTIs.

•	11,467,525 of Performance rights are granted as STIs with vesting conditional on meeting various individually set KPIs and continued employment till 1 October 2015.

On vesting of either LTIs or STIs, shares will be issued for no consideration. The expense recorded for the first half amounted to $214,740.

Our total corporate and administrative expenditure increased in the first half of 2015 to $3,028,026 primarily as a result of expenses incurred in the acquisition of Immutep.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 6. This report is made in accordance with a resolution of directors.

Mr Marc Voigt

CEO and Executive Director

Sydney

Dated: 27th Day of February 2015

Prima BioMed Ltd- Appendix 4D	Page 5

Auditor’s Independence Declaration

As lead auditor for the review of Prima BioMed Ltd for the half-year ended 31 December 2014, I declare that, to the best of my knowledge and belief, there have been:

(a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(b)	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Prima BioMed Ltd and the entities it controlled during the period.

Rod Dring
Partner	Sydney
PricewaterhouseCoopers	Dated: 21h Day of February 2015

PricewaterhouseCoopers, ABN 52 780 433 757

Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171

T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Consolidated Statement of Comprehensive Income

For the Half Year Ended 31 December 2014

	Note	31 December 2014	31 December 2013
		$	$
OTHER INCOME
Grant income		1,169,929	1,743,803
Gain on foreign exchange		624,531	719,424
Interest income		200,228	398,492

Total other income		1,994,688	2,861,719

EXPENSES
Depreciation and amortisation		(216,651)	(219,362)
Research and development and intellectual property		(4,892,399)	(6,120,437)
Corporate administrative expenses		(3,028,026)	(2,210,386)
Finance cost	10	(204,571)	—
Net Change in fair value of financial liability	16	(54,127)	—
Changes in fair value of derivative financial instruments		—	(232,290)

Loss before income tax		(6,401,086)	(5,920,756)

Income tax expense		—	(35,775)

Loss for the half-year		(6,401,086)	(5,956,531)

Other Comprehensive Income
Exchange differences on the translation of foreign operations		164,790	168,491

Other comprehensive income for the half-year, net of income tax		164,790	168,491

Total comprehensive loss for the half-year		(6,236,296)	(5,788,040)

Loss is attributable to:
Owners of Prima BioMed Ltd		(6,401,086)	(5,956,531)

Total comprehensive loss is attributable to:
Owners of Prima BioMed Ltd		(6,236,296)	(5,788,040)

Loss per share for loss attributable to the ordinary equity holders of the company:
Basic and diluted loss per share (cents)		(0.51)	(0.49)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

Prima BioMed Ltd- Appendix 4D	Page 7

Consolidated Balance Sheet

As at 31 December 2014

	Note	31 December 2014	30 June 2014
		$	$
ASSETS
Current assets
Cash and cash equivalents		5,732,067	14,200,042
Current receivables	4	7,027,063	196,407
Held-to-maturity investments	5	—	9,000,000
Other assets	8	1,835,940	1,287,359

Total current assets		14,595,070	24,683,808

Non-current assets
Plant and equipment	6	444,966	577,264
Intangible assets	7	24,028,254	116,883
Other assets		241,748	—

Total non-current assets		24,714,968	694,147

Total assets		39,310,038	25,377,955

LIABILITIES
Current liabilities
Trade and other payables		2,950,466	2,652,277
Borrowing	9	667,080	—
Other financial liability	10	512,115	—
Deferred consideration	12	5,707,836	—
Current tax payable		17,560	16,990
Employee benefits		95,326	101,569

Total current liabilities		9,950,383	2,770,836

Non-current liabilities
Other financial liability	10	2,833,000	—
Deferred tax liability	12	3,518,000	—
Employee benefits		38,194	14,799

Total non-current liabilities		6,389,194	14,799

Total liabilities		16,339,577	2,785,635

Net assets		22,970,461	22,592,320

EQUITY
Issued capital	11	153,136,047	149,014,372
Reserves		4,540,226	1,882,674
Accumulated losses		(134,705,812)	(128,304,726)

Equity attributable to the owners of Prima BioMed Ltd		22,970,461	22,592,320

Total equity		22,970,461	22,592,320

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Prima BioMed Ltd- Appendix 4D	Page 8

Consolidated Statement of Changes in Equity

For the Half Year Ended 31 December 2014

	Issued Capital	Reserves	Accumulated Losses	Total
	$	$	$	$
Balance at 1 July 2013	142,326,977	1,882,786	(114,961,345)	29,248,418
Loss for the half-year	—	—	(5,956,531)	(5,956,531)
Other comprehensive income	—	168,491	—	168,491

Total comprehensive income for the half-year	—	168,491	(5,956,531)	(5,788,040)

Transactions with owners in their capacity as owners:
Contribution of equity, net of transaction cost	6,510,223	—	—	6,510,223
Employee share based payment	—	34,756	—	34,756

Balance at 31 December 2013	148,837,200	2,086,033	(120,917,876)	30,005,357

Balance at 1 July 2014	149,014,372	1,882,674	(128,304,726)	22,592,320
Loss for the half-year	—	—	(6,401,086)	(6,401,086)
Other comprehensive income	—	164,790	—	164,790

Total comprehensive income for the half-year	—	164,790	(6,401,086)	(6,236,296)

Transactions with owners in their capacity as owners:
Contribution of equity, net of transaction cost	4,121,675	—	—	4,121,675
Share based payment	—	2,278,022	—	2,278,022
Employee share based payment	—	214,740	—	214,740

Balance at 31 December 2014	153,136,047	4,540,226	(134,705,812)	22,970,461

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Prima BioMed Ltd- Appendix 4D	Page 9

Consolidated Statement of Cash Flows

For the Half Year Ended 31 December 2014

	31 December 2014	31 December 2013
	$	$
CASH FLOWS RELATED TO OPERATING ACTIVITIES
Payments to suppliers and employees (inclusive of Goods and Service Tax)	(7,067,987)	(8,818,227)
Interest received	344,186	393,889
Transaction costs relating to the acquisition of subsidiary	(347,473)	—
Tax paid	—	(22,042)
Grant received	392,393	145,084

NET CASH FLOWS (USED) IN OPERATING ACTIVITIES	(6,678,881)	(8,301,296)

CASH FLOWS RELATED TO INVESTING ACTIVITIES
Payment for purchases of plant and equipment	(46,848)	(52,505)
Funds invested in term deposits	—	(11,313,030)
Reclassification of term deposits as cash and cash equivalents	1,300,000	—
Funds from maturity of term deposits	7,700,000	8,000,000
Payment for acquisition of subsidiary, net of cash acquired	(15,769,617)	—

NET CASH FLOWS (USED) IN INVESTING ACTIVITIES	(6,816,465)	(3,365,535)

CASH FLOWS RELATED TO FINANCING ACTIVITIES
Proceeds from borrowing	3,290,988	—
Proceeds from issues of securities	1,043,838	6,845,000
Share issue transaction costs	(63,098)	(334,777)

NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	4,271,728	6,510,223

NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(9,223,618)	(5,156,608)
Effect on exchange rate on cash and cash equivalent	755,643	400,866
Cash and cash equivalents at the beginning of the half year	14,200,042	22,023,143

CASH AND CASH EQUIVALENTS AT THE END OF THE HALF YEAR	5,732,067	17,267,401

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Prima BioMed Ltd- Appendix 4D	Page 10

Notes to the Financial Statements

1. Summary of Significant Accounting Policies

a) Basis of Preparation

The half-year consolidated financial statements are a general purpose financial report prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standard AASB 134: Interim Financial Reporting, Australian Accounting Interpretations and other authoritative pronouncements of the Australian Accounting Standards Board.

The half-year report does not include full disclosures of the type normally included in an annual report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of Prima as the annual report.

It is recommended that this financial report be read in conjunction with the annual financial report for the year ended 30 June 2014 and any public announcements made by Prima BioMed Ltd and its controlled entities during the half-year in accordance with continuous disclosure requirements arising under the Corporations Act 2001.

International Financial Reporting Standards form the basis of Australian Accounting Standards adopted by the AASB. The half-year financial report complies with International Accounting Standards (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The accounting policies adopted are consistent with those of the previous financial year and corresponding half- year reporting period.

b) Going concern

During the half year ended 31 December 2014 Prima incurred an operating loss after tax of $6,401,086 (2013: $5,956,531) and net cash outflows from operating activities of $6,678,881 (2013: $8,301,296). As at 31 December 2014, Prima had $5,732,067 (30 June 2014: $14,200,042) of cash and cash equivalents.

At the date of this report the company is in the process of negotiating a capital raising which will be required to enable the company to undertake its planned research and development activities for a minimum of the next twelve months.

In addition the company has in place an executed financing arrangements which allows for a minimum of US

$360,000 to be raised each month, but is dependent on achieving certain thresholds determined by factors outside the control of the company.

As a result of these matters, there is a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern and, therefore, that is may be unable to realise its assets and discharge its liabilities in the normal course of business.

Management and the Board have initiated a number of courses of action to improve the short to medium term liquidity of the company, all of which they believe have a reasonable prospect of being successful. In addition to undertaking capital raising initiatives and assessing alternative financing opportunities, the company has commenced a strategic review and has initiated a number of cost reduction measures that will immediately reduce its future expenditure on certain clinical trials.

The Directors believe that the Company will be successful in the above matters and accordingly, have prepared the interim financial report on a going concern basis. Therefore no adjustments have been made relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be reclassified if Prima does not continue as a going concern.

Prima BioMed Ltd- Appendix 4D	Page 11

Notes to the Financial Statements (continued)

c) New and amended standards adopted by the group

The group has applied the following standards and amendments for first time in the reporting period commencing 1 July 2014:

•	AASB 10 Consolidated Financial Statements, AASB 11 Joint Arrangements, AASB 12 Disclosure of Interests in Other Entities, AASB 128 Investments in Associates and Joint Ventures, AASB 127 Separate Financial Statements and AASB 2011-7 Amendments to Australian Accounting Standards arising from the Consolidation and Joint Arrangements Standards

•	AASB 2012-10 Amendments to Australian Accounting Standards – Transition Guidance and other Amendments which provides an exemption from the requirement to disclose the impact of the change in accounting policy on the current period

•	AASB 13 Fair Value Measurement and AASB 2011-8 Amendments to Australian Accounting Standards arising from AASB 13

•	AASB 119 Employee Benefits (September 2011) and AASB 2011-10 Amendments to Australian Accounting Standards arising from AASB 119 (September 2011)

•	AASB 2015-5 Amendments to Australian Accounting Standards arising from Annual Improvements 2009-2011 Cycle and

•	AASB 2012-2 Amendments to Australian Accounting Standards – Disclosures – Offsetting Financial Assets and Financial Liabilities

The adoption of the above standards did not result in adjustments to the amounts recognised in the financial statements.

(i) Principles of consolidation – subsidiaries and joint arrangements

AASB 10 Consolidated Financial Statements was issued in August 2011 and replaces the guidance on control and consolidation in AASB 127 Consolidated and Separate Financial Statements and in Interpretation 112 Consolidation – Special Purpose Entities. The group has reviewed its investments in other entities to assess whether the conclusion to consolidate is different under AASB 10 than under AASB 127. No differences were found and therefore no adjustments to any of the carrying amounts in the financial statements are required as a result of the adoption of AASB 10. Under AASB 11 Joint Arrangements, investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. Prima BioMed Ltd does not have any joint operations or joint ventures.

d) New accounting standards and interpretations

AASB 9 (IFRS 9) Financial Instruments, AASB 2009-11 Amendments to Australian Accounting Standards arising from AASB 9, AASB 2010-7 Amendments to Australian Accounting Standards arising from AASB 9 (December 2010), AASB 2013-6 Amendments to Australian Accounting Standards – Mandatory Effective Date of AASB 9 and Transition Disclosures and AASB 2014-9 Amendments to Australian Accounting Standards – Conceptual Framework, Materiality and Financial Instruments (effective for annual reporting periods beginning on or after 1 January 2017)

AASB 9 Financial Instruments addresses the classification, measurement and derecognition of financial assets and financial liabilities. The standard is not applicable until 1 January 2017 but is available for early adoption.

There will be no impact on the group’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated as at fair value through profit or loss and the group does not have any such liabilities. The derecognition rules have been transferred from AASB 139 Financial Instruments: Recognition and Measurement and have not been changed. The group has not yet decided when to adopt AASB 9.

The new hedging rules align hedge accounting more closely with the entity’s risk management. As a general rule, it will be easier to apply hedge accounting going forward. The new standard also introduces expanded disclosure requirements and changes in presentation. The group has not yet assessed how its own hedging arrangements would be affected by the new rules and it has not decided whether to adopt the new rules early. In order to apply the new hedging accounting guidance, the group would have to adopt AASB 9 and the amendments to AASB 9, AASB 7 and AASB 139 in their entirety.

Prima BioMed Ltd- Appendix 4D	Page 12

Notes to the Financial Statements (continued)

2. Dividends

The company resolved not to declare any dividends in the half-year ended 31 December 2014.

3. Segment Reporting

Identification of reportable operating segments

The Company is organised into two operating segments, being Cancer Immunotherapy and Other R & D. The internal reports that are reviewed and used by Management and the Board of Directors (who are identified as the Chief Operating Decision Makers (‘CODM’)) use this segment reporting in assessing performance and in determining the allocation of resources. There is no aggregation of operating segments. The CODM reviews earnings/loss before tax.

Types of products and services

The principal products and services of each of these operating segments are as follows:

•	Cancer Immunotherapy

•	Other Research & Development

Operating segment information

31 December 2014	Cancer Immunotherapy $	Other R&D $	Unallocated $	Consolidated $
Other Income
Grant income	1,169,929	—	—	1,169,929
Gain on foreign exchange	—	—	624,531	624,531
Interest income	—	—	200,228	200,228

Total other income	1,169,929	—	824,759	1,994,688

Result
Segment result	(6,401,086)	—	—	(6,401,086)

Loss before income tax expense	(6,401,086)	—	—	(6,401,086)

Income tax expense				—

Loss after income tax expense				(6,401,086)

31 December 2013	Cancer Immunotherapy $	Other R&D $	Unallocated $	Consolidated $
Other Income
Grant income	1,743,803	—	—	1,743,803
Gain on foreign exchange	—	—	719,424	719,424
Interest income	—	—	398,492	398,492

Total other income	1,743,803	—	1,117,916	2,861,719

Result
Segment result	(6,174,469)	—	253,713	(5,920,756)

Loss before income tax expense	(6,174,469)	—	253,713	(5,920,756)

Income tax expense				(35,775)

Loss after income tax expense				(5,956,531)

Prima BioMed Ltd- Appendix 4D	Page 13

Notes to the Financial Statements (continued)

4. Current Receivables

	31 December 2014	30 June 2014
	$	$
Trade receivables	5,694,368	—
R&D tax receivable	1,112,638	—
GST receivable	220,057	196,407

	7,027,063	196,407

Due to the short term nature of these receivables, the carrying value is assumed to be their fair value as at 31 December 2014.

5. Held-to-maturity Investments

	31 December 2014	30 June 2014
	$	$
Current
Term deposits	—	9,000,000

Held to maturity investments represent term deposits with a maturity period greater than 3 months and less than 12 months. These term deposits are denominated in AUD with an interest rate of Nil in 31 December 2014 (30 June 2014 – 3.75%). These term deposits are held in an institution with an AA- credit rating.

6. Plant and Equipment

	Plant and		Furniture and
	Equipment	Computer	fittings	Total
	$	$	$	$
At 1 July 2013
Cost or fair value	1,119,560	59,075	12,425	1,191,060
Accumulated depreciation	(332,475)	(20,842)	(3,065)	(356,382)

Net book amount	787,085	38,233	9,360	834,678

Year ended 30 June 2014
Opening net book amount	787,085	38,233	9,360	834,678
Exchange differences	29,565	833	435	30,833
Additions	100,568	3,107	—	103,675
Disposal	—	—	—	—
Depreciation charge	(30,237)	(18,987)	(2,698)	(391,922)

Closing net book amount	546,981	23,186	7,097	577,264

At 1 July 2014
Cost or fair value	1,248,948	62,789	12,765	1,324,502
Accumulated depreciation	(701,967)	(39,603)	(5,668)	(747,238)

Net book amount	546,981	23,186	7,097	577,264

Half Year ended 31 December 2014
Opening net book amount	546,981	23,186	7,097	577,264
Exchange differences	9,020	997	135	10,152
Additions	45,421	4,229	—	49,650
Disposal	(135)	(5,025)	—	(5,160)
Acquisition of subsidiary	788	1,703	—	2,491
Depreciation charge	(180,378)	(7,735)	(1,318)	(189,431)

Closing net book amount	421,697	17,355	5,914	444,966

Prima BioMed Ltd- Appendix 4D	Page 14

Notes to the Financial Statements (continued)

6. Plant and Equipment (continued)

	Plant and		Furniture and
	Equipment	Computer	fittings	Total
	$	$	$	$
At 31 December 2014
Cost or fair value	1,327,817	72,069	13,068	1,412,954
Accumulated depreciation	(906,120)	(54,714)	(7,154)	(967,988)

Net book amount	421,697	17,355	5,914	444,966

7. Intangible Assets

	31 December 2014	30 June 2014
	$	$
Intellectual Property Assets	23,540,474	116,883
Goodwill	487,780	—

	24,028,254	116,883

Intellectual Property Assets in the amount of $23,451,000 and goodwill of $487,780 resulted from the acquisition of Immutep S.A.

8. Other Assets

	Note	31 December 2014	30 June 2014
		$	$
Current
Prepayments	(a)	1,068,843	1,090,608
Deposits		20,223	31,252
Accrued interest income		23,487	165,499
Retention receivable	(b)	542,075	—
Other		181,312	—

		1,835,940	1,287,359

(a)	Prepayments relate predominantly to advance payments for clinical trial expenditure.
(b)	The receivable is the estimated fair value of an amount paid into a retention account in relation to the acquisition of Immutep S.A.

Prima BioMed Ltd- Appendix 4D	Page 15

Notes to the Financial Statements (continued)

9. Borrowings

	31 December 2014	30 June 2014
	$	$
Current
Borrowings	667,080	—

	667,080	—

An interest-free loan was advanced by France’s innovation agency, ANVAR which is repayable in instalments by 30 June 2015. This loan was assumed upon the acquisition of Immutep S.A.

10. Other financial liability

	31 December 2014	30 June 2014
	$	$
Current
Tranche instalment at fair value	512,115	—

	512,115	—

A tranche share instalment received from the Bergen Opportunity Fund in December 2014 was converted into equity by way of issuing 15,323,414 shares on 23 January 2015.

	31 December 2014 $	30 June 2014 $
Non-Current
Convertible note at fair value	2,833,000	—

	2,833,000	—

In October 2014, Prima entered into an investment agreement with the Bergen Global Opportunity Fund, LP (Bergen). Under the agreement, Bergen subscribed to a 36-month interest-free convertible security in the amount of $2,833,000, expiring on 2 October 2017. In addition, Bergen could invest in the range of $438k (US $360k) and $1.8m (US$1.5m) per month in monthly tranches, dependent on meeting certain conditions. Bergen was also issued 19,800,000 options and has been issued with 17,800,000 shares as security over the investment agreement. Finance costs relating to the Bergen investment agreement was $204,571 for the half- year ended 31 December 2014.

Prima BioMed Ltd- Appendix 4D	Page 16

Notes to the Financial Statements (continued)

11. Issued Capital

	Note	31 December 2014		30 June 2014
		No.	$	No.	$
Issued and Paid Up Capital
Fully paid ordinary shares	11(a)	1,374,516,550	143,474,093	1,228,709,341	139,352,418
Options over fully paid ordinary share		43,819,149	9,661,954	43,819,149	9,661,954

Total Issued Capital			153,136,047		149,014,372

The Company has issued 19,800,000 fully vested options to be exercised any time over the 3 year period from the date of issuance at an exercise price to be determined based on the terms of the financing arrangements.

(a) Fully paid ordinary shares

	Note	31 December 2014		30 June 2014
		No.	$	No.	$
At the beginning of reporting period		1,228,709,341	139,352,418	1,143,146,838	132,665,023
Shares issued during year	11(b)	145,807,209	4,184,773	85,562,500	6,845,000
Exercise of options (shares issued during the year)	11(b)	—	—	3	1
Transaction costs relating to share issues			(63,098)		(157,606)

At reporting date		1,374,516,550	143,474,093	1,228,709,341	139,352,418

(b) Shares issued

	Number of	Issue price	Total
31 December 2014 details	shares	$	$
Bergen commencement fee	11,792,588	0.04	483,496
Bergen collateral shares*	17,800,000		—
Bergen first tranche	13,163,514	0.04	526,540
Performance right exercised	1,715,686	0.04	63,481
Bergen second tranche	15,214,606	0.03	517,297
Consideration buyer shares to Immutep stakeholders	86,120,815	0.03	2,593,959

	145,807,209		4,184,773

*	Collateral shares have been issued to Bergen and are held as security in accordance with the terms of the funding agreement.

	Number of	Issue price	Total
30 June 2014 details	shares	$	$
Share purchase plan	85,562,500	0.08	6,845,000
Exercise of PRRO options	3	0.20	1

	85,562,503		6,845,001

Prima BioMed Ltd- Appendix 4D	Page 17

Notes to the Financial Statements (continued)

12. Business combination

(a)	Current period

Acquisition of Immutep S.A.

On 12 December 2014, the Group acquired 100% of the issued share capital of Immutep S.A., a French biopharmaceutical company in the field of Immuno-Oncology, for consideration of $26,275,569.

The details of the purchase consideration, the net assets acquired and goodwill are as follows:

$
Purchase consideration
Cash paid	15,772,737
Deferred consideration	5,707,836
Fair value of shares issued	2,593,958
Fair value of warrants issued	2,201,038

Total purchase consideration	26,275,569

The provisionally determined fair values of the assets and liabilities recognised as a result of the acquisition are as follows:

Fair value $
Cash and cash equivalents	545,195
Trade and other receivables	6,077,686
Other current assets	11,614
Plant and equipment	2,802
Intangible assets	23,451,000
Trade and other payables	(108,250)
Other financial liabilities	(674,258)
Deferred tax liability	(3,518,000)

Net identified assets acquired	25,787,789

Add: goodwill	487,780

Net assets acquired	26,275,569

The goodwill is attributable to Immutep’s assembled workforce and other intellectual property research and development which is continuing on an on-going basis. None of the goodwill is expected to be deductible for tax purposes.

Prima BioMed Ltd- Appendix 4D	Page 18

Notes to the Financial Statements (continued)

12. Business combination (continued)

(i)	Acquisition related costs

Acquisition related costs of $347,473 are included in corporate administrative expenses in the statement of comprehensive income.

(ii)	Deferred consideration

The deferred consideration arrangement requires the Group to pay the former owners of Immutep a maximum of $5,438,724 dependent upon Immutep reaching certain milestones payable over a period of up 12 months after the acquisition date. Additional deferred consideration is payable in the amount of $269,112 relating to a working capital adjustment under the terms of the Share Sale Agreement.

(iii)	Retention account

An amount of $1,084,149 was paid into a retention account held in trust by external parties. The amount paid is refundable in the event that certain regulatory milestones are not met by the company. The fair value of the amount refundable amount has been estimated at $542,075.

(iv)	Acquired receivables

The fair value of trade and other receivables is $6,077,686 and includes trade receivables and other receivables with a fair value of $6,077,686 which are expected to be collectible.

(v)	Revenue and profit contribution

The acquired business contributed revenues of $20,206 and net loss after tax of $40,647 to the group for the period from 12 December 2014 to 31 December 2014.

If the acquisition had occurred on 1 July 2014, consolidated pro-forma revenue and profit for the period ended 31 December 2014 would have been $5,723,582 and $5,233,000 respectively. These amounts have been calculated using the subsidiary’s results and adjusting them for differences in the accounting policies between the group and the subsidiary.

(vi)	Shares and warrants issued

The fair value of the 86,120,815 shares issued as part of the consideration paid for Immutep S.A ($2,593,958) was based on an agreed VWAP calculation under the terms of the Share Sale Agreement discounted to reflect certain escrow and volume trading restrictions placed on these shares.

The fair value of 200,000,000 warrants issued as part of the consideration paid for Immutep S.A ($2,201,038) was valued by the Black Scholes model discounted to reflect certain exercise and volume trading restrictions place upon the exercise of these warrants.

Prima BioMed Ltd- Appendix 4D	Page 19

Notes to the Financial Statements (continued)

12. Business combination (continued)

(b) Purchase consideration – cash outflow

	31 December 2014	31 December 2013
	$	$
Outflow of cash to acquire subsidiary, net of cash acquired
Cash consideration*	16,314,812	—
Less: Balances acquired
Cash	545,195	—

Net outflow of cash – investing activities	15,769,617

The total cash paid in relation to the acquisition was $16,314,812. An amount of $1,084,149 was paid into a retention account and is refundable in the event that certain regulatory milestones are not met by the company. The fair value of amount refundable is $542,075 and as such the cash paid in relation to the purchase consideration has been reduced by this amount.

13. Subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries:

Name of entity	Country of incorporation	Class of shares	31 December 2014%	31 December 2013%
Cancervac Pty Ltd*	Australia	Ordinary	—	100%
Prima BioMed Australia Pty Ltd	Australia	Ordinary	100%	100%
Prima BioMed IP Pty Ltd	Australia	Ordinary	100%	100%
Prima BioMed GmbH	Germany	Ordinary	100%	100%
Prima BioMed Middle East FZ- LLC	UAE	Ordinary	100%	100%
Prima BioMed USA, Inc.	USA	Ordinary	100%	100%
Immutep S.A.	France	Ordinary	100%	—

*	Company was deregistered on 18 September 2014

14. Contingent Liabilities

There were no material contingent liabilities at 31 December 2014.

15. Events Occurring After the Balance Sheet Date

No matters or circumstance has arisen since 31 December 2014 that has significantly affected, or may significantly affect the Company’s operations, the results of those operations or the Company’s state of affairs in future financial years.

Prima BioMed Ltd- Appendix 4D	Page 20

Notes to the Financial Statements (continued)

16. Fair value measurement of financial instruments

This note provides an update on the judgements and estimates made by the group in determining the fair values of the financial instruments since the last annual financial report.

(a)	Fair value hierarchy

To provide an indication about the reliability of the inputs used in determining fair value, the group classifies its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table.

The following table presents the group’s financial assets and financial liabilities measured and recognized at fair value at 31 December and 30 June 2014 on a recurring basis:

	Level 1	Level 2	Level 3	Total
At 31 December 2014	$	$	$	$
Assets
Retention receivable	—	—	542,075	542,075

Total assets	—	—	542,075	542,075

Liabilities
Borrowings	667,080	—	—	667,080
Other financial liabilities
Tranche share instalment	—	—	512,115	512,115
Convertible note	—	—	2,833,000	2,833,000

Total liabilities	667,080	—	3,345,115	4,012,195

	Level 1	Level 2	Level 3	Total
At 30 June 2014	$	$	$	$
Assets
Retention receivable	—	—	—	—

Total assets	—	—	—	—

Liabilities
Borrowings	—	—	—	—
Other financial liabilities
Tranche share instalment	—	—	—	—
Convertible note	—	—	—	—

Total liabilities	—	—	—	—

The group did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as at 31 December 2014.

(b)	Valuation techniques used to determine fair values

Level 1: The fair value of financial instruments trade in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted (unadjusted) market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (for example over-the- counter derivatives) is determined using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Prima BioMed Ltd- Appendix 4D	Page 21

Notes to the Financial Statements (continued)

16. Fair value measurement of financial instruments (continued)

Specific valuation techniques used to value financial instruments include:

•	The use of quoted market prices or dealer quotes for similar instruments.

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves

•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date

•	The fair value of the remaining financial instruments is determined using discounted cash flow analysis.

(c)	Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 instruments for the half-year ended 31 December 2014:

		Tranche
	Retention	share	Convertible
	receivable	instalment	note	Total
	$			$
Opening balance 30 June 2014	—	—	—	—
Other increases	542,075	(437,106)	(2,853,882)	(2,748,913)
(Losses)/gains recognised as an expense	—	(75,009)	20,882	(54,127)

Closing balance 31 December 2014	542,075	(512,115)	(2,833,000)	(2,803,040)

(i)	Valuation inputs and relationships to fair value

The following table summarises the quantitative information about the significant inputs used in level 3 fair value measurements:

	Fair value at 31
Description	December 2014	Unobservable inputs	Range of inputs
Retention receivable	$542,075	Requirement to undertake	50%
		Phase 1 trial before
		commencing Phase 2 trial

Tranche share instalment	512,115	Share price	$0.033
		Expected volatility	73.8%
		Risk free rate	2.31%
		FX rate	0.82

Convertible note	2,833,000	Share price	$0.041
		Face value	$3.050	m
		Expected volatility	87.7%
		Risk free rate	2.13%
		FX rate	0.82

(ii)	Valuation process

The tranche share instalment and convertible note was valued using a Monte Carlo simulation using the Black Scholes framework based on the inputs above. Prima engaged, KPMG as a valuation specialist to perform these valuations based on the inputs above.

Prima BioMed Ltd- Appendix 4D	Page 22

Directors’ Declaration

The Directors of the company declare that:

1. The financial statements and notes, as set out on pages 7 to 22 are in accordance with the Corporations Act 2001, including:

(a)	comply with Accounting Standard AASB 134: Interim Financial Reporting and the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b)	give a true and fair view of the Company’s financial position as at 31 December 2014 and of its performance for the half-year ended on that date.

2. In the directors’ opinion there are reasonable grounds to believe that Prima BioMed Ltd will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Mr Marc Voigt

CEO and Executive Director

Sydney

Dated: 27th Day of February 2015

Prima BioMed Ltd- Appendix 4D	Page 23

Independent auditor’s review report to the members of Prima BioMedLtd

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Prima Biomed Ltd (the Company), which comprises the consolidated balance sheet as at 31 December 2014, the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the half-year ended on that date, selected explanatory notes and the directors’ declaration for Prima (the consolidated entity). The consolidated entity comprises the Company and the entities it controlled during that half-year.

Directors’ responsibility for the half-year financial report

The directors of the Company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Australian Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2014 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Prima Biomed Ltd, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report. ·

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

Material Uncertainty Regarding Continuation as a Going Concern

Without qualifying our conclusion, we draw attention to Note 1(b) in the half-year financial report, which comments on the company being dependent on successfully raising additional capital or other sources of finance to enable it to continue its planned research and development activities. These conditions, along with other matters described in Note 1(b), indicate the existence of a material uncertainty that may cast significant doubt about the company’s ability to continue as a going concern, and therefore the entity may be unable to realise its assets and discharge its liabilities in the normal course of business and at the amounts stated in the half-year financial report.

i PricewaterhouseCoopers, ABN 52 780 433 757

  Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171

  T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

  Liability limited by a scheme approved under Professional Standards Legislation.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Prima Biomed Ltd is not in accordance with the Corporations Act 2001 including:

a)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2014 and of its performance for the half-year ended on that date;

b)	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

PricewaterhouseCoopers

Rod Dring	Sydney
Partner	27 February 2015

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